May 16, 2018

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:	Ms. Pamela Long
Mr. John Cash
Ms. Kate McHale
Ms. Sisi Cheng

Re:	Synthesis Energy Systems, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed April 27, 2018 File No. 333-222671

Form 10-K/A for the Year Ended June 30, 2017
Filed April 27, 2018
Form 10-Q/A for the Quarter Ended September 30, 2017
Filed April 27, 2018
Form 10-Q/A for the Quarter Ended December 31, 2017
Filed April 27, 2018
File No. 001-33522

Dear Ms. Long, Mr. Cash, Ms. McHale and Ms. Cheng:

This letter is in response to your letter dated May 9, 2018, to Synthesis Energy Systems, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced amendment to the registration statement on Form S-3, as well as the above referenced amendments to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2017 (the “10-K/A”), Quarterly Report on Form 10-Q/A for the fiscal quarter ended September 30, 2017 (the “Q1 10-Q/A”), and Quarterly Report on Form 10-Q/A for the fiscal quarter ended December 31, 2017 (the “Q2 10-Q/A”). For your convenience, each response is preceded by the Staff’s comment to which the response relates.

Form S-3

Incorporation of Certain Documents by Reference, page 5

1.	Please amend your Form S-3 to include the 8-K filed March 13, 2018. In addition, please make sure that any amendments made in connection with comment 2, below, are specifically included in this section. To the extent the company files its Form 10-Q for the quarter ended March 31, 2018 prior to going effective on the Form S-3, please include this report as well.

Ms. DeLome Fair

Synthesis Energy Systems, Inc.

May 16, 2018

Response. In response to the Staff’s comment, the Company has filed an amendment to the S-3 to add the additional noted documents to the Incorporation of Certain Documents by Reference section.

2.	The certifications filed as exhibits to your amendments do not appear to refer to the appropriate filings. For example, the certifications referred to the Form 10-K/A (amendment No.1) instead of Form 10-K/A (amendment No.2), and the Form 10-Q instead of Form 10-Q/A. Please amend.

Response. In response to the Staff’s comment, the Company has filed amendments to the 10-K/A, Q1 10-Q/A and Q2 10-Q/A to revise the certifications as requested.

Please call the undersigned at (713) 579-0600 with any additional comments or questions you may have.

Very truly yours,

/s/ DeLome Fair

DeLome Fair
President and Chief Executive Officer